UNITED

STATES

SECURITIES

AND

EXCHANGE

COMMISSION

Washington,

DC

20549

FORM

6-K
Report

of

Foreign

Private

Issuer
Pursuant

to

Rule

13a-16

or

15d-16
of

the

Securities

Exchange

Act

of

1934

July

29,

2020

Commission

File

Number:

001-10257

Barclays

Bank

PLC
(Name

of

Registrant)

1

Churchill

Place
London

E14

5HP
England
(Address

of

Principal

Executive

Office)

Interim

Results

Announcement

Indicate

by

check

mark

whether

the

registrant

files

or

will

file

annual

reports

under

cover

of
Form

20-F

or

Form

40-F.
Form

20-F
X
Form

40-F

Indicate

by

check

mark

whether

the

registrant

is

submitting

the

Form

6-K

in

paper

as

permitted

by

Regulation

S-T

Rule

101(b)(1):
____
Indicate

by

check

mark

whether

the

registrant

is

submitting

the

Form

6-K

in

paper

as

permitted

by

Regulation

S-T

Rule

101(b)(7):
____
This

report

on

Form

6-K

shall

be

deemed

to

be

incorporated

by

reference

in

the

registration

statemen

ts

on

Form

S-8

(No.

333-
153723,

333-167232,

333-173899,

333-183110,

333-195098,

333

-216361

and

333-225082)

and

Form

F-3

(333-212571

and

333-
232144)

of

Barclays

Bank

PLC

and

to

be

a

part

thereof

from

the

date

on

which

this

report

is

furnished,

to

the

extent

not

superseded
by

documents

or

reports

subsequently

filed

or

furnished.

Barclays

Bank

PLC

1

The

Report

comprises

the

following:

Exhibit

99.1

Results

of

Barclays

Bank

PLC

Group

as

of,

and

for

the

six

months

ended,

30

June

2020.
Exhibit

99.2

A

table

setting

forth

the

issued

share

capital

of

Barclays

Bank

PLC

and

the

Barclays

Bank

PLC

Group’s

total
shareholders’

equity,

indebtedness

and

contingent

liabilities

as

at

30

June

2020,

the

most

recent

reported
statement

of

position,

and

updated

for

any

significant

or

material

items

since

that

reporting

date.
101.INS

XBRL

Instance

Document
101.SCH

XBRL

Taxonomy

Extension

Schema
101.CAL

XBRL

Taxonomy

Extension

Schema

Calculation

Linkbase
101.DEF

XBRL

Taxonomy

Extension

Schema

Definition

Linkbase
101.LAB

XBRL

Taxonomy

Extension

Schema

Label

Linkbase
101.PRE

XBRL

Taxonomy

Extension

Schema

Presentation

Linkbase

Barclays

Bank

PLC

2

SIGNATURES
Pursuant

to

the

requirements

of

the

Securities

Exchange

Act

of

1934,

the

registrant

has

duly

caused

this

report

to

be

signed

on

its
behalf

by

the

undersigned,

thereunto

duly

authorised.

BARCLAYS

BANK

PLC
(Registrant)
Date:

July

29,

2020
By:
/s/

Garth

Wright
Name:

Garth

Wright
Title:

Assistant

Secretary